Exeter Resource Corporation

Response to Staff Comments

The following table addresses the Staff’s Comments as listed in the SEC’s Staff’s Comment Letter dated July 15, 2005 with regards to the submission of Exeter’s 20-F Registration Statement Amendment #2 submitted on June 27, 2005.

Comment Number	Page Number(s)	Comments

1.	9	The second paragraph of the forward looking statements discussion has been deleted from the text.

2.	48-49	The biographical sketches for Mr. Bond and Mr. Perkins have been updated.

3.

We do not consider that the Rio Tinto contract is material to the Company’s business at this time. There are no actual properties acquired under the agreement. Currently, work under the agreement is limited to a review of Rio Tinto’s regional exploration results in Chile and a limited amount of grassroots prospecting on ground identified through that review. There are no specific properties contained under the agreement and no acreage has been acquired. The entire budget for the year on this project is US$50,000, a small percentage of our overall exploration spending.

4.	Financial Statements	A revised Note 17 is included in the financial statements.

5.	Financial Statements	A US GAAP reconciliation note has been added to the interim (unaudited) financial statements for the 3-month period ended March 31, 2005.

Dated: July 27, 2005	Signed: /s/ Bryce Roxburgh
Bryce Roxburgh President and CEO